Mail Stop 3010

May 18, 2009

Mr. James J. Scardino
Chief Executive Officer
CRM Holdings, Ltd.
PO Box HM 2062
Hamilton, Bermuda HM HX

      Re: **CRM Holdings, Ltd.**
              Form 8-K/A, Item 4.01
              Filed on May 15, 2009
              File No. 001-32705

Dear Mr. Scardino:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant